UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

INVESTMENT COMPANY ACT FILE NUMBER 811-07659

SEPARATE ACCOUNT NO. 49

OF

AXA EQUITABLE LIFE INSURANCE COMPANY

(EXACT NAME OF REGISTRANT)

c/o AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(PRINCIPAL EXECUTIVE OFFICES)

TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

SHANE DALY

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(NAME AND ADDRESS OF AGENT FOR SERVICE)

1290 Avenue of the Americas

New York, NY 10104

www.us.axa.com

Behind every guarantee: Strength and stability

With a heritage of over 150 years, AXA Equitable stands among the nation’s premier providers of life insurance and annuity products. We have consistently earned high marks from independent sources that rate insurance companies for their financial strength and stability.

Current Financial Strength Ratings of AXA Equitable
Rating Agency	Current Rating	Relative Ranking	Meaning of Category	Date Reviewed
A.M. Best Co.	A+	2nd highest of 16	“Superior”	9/16

Fitch	AA-	4th highest of 21	“Very strong”	6/16
Moody’s	Aa3	4th highest of 21	“Excellent”	9/16
Poor’s	AA-	4th highest of 21	Standard & “Very strong”	10/16

Ratings as of 10/27/2016. Date reviewed indicates the last public statement by the rating agency.

Ratings are subject to change; contact your financial professional/insurance-licensed registered representative for more details, including information on rating scales and individual rating sources.

The ratings reflected have no bearing on the performance of the variable investment options.

A.M. Best ratings range from A++ to S; AXA Equitable’s A+ rating is 2nd highest of 16 rating levels. Fitch ratings range from AAA to C; AXA Equitable’s AA- rating is 4th highest of 21 rating levels. Moody’s ratings range from Aaa to C; AXA Equitable’s Aa3 rating is 4th highest of 21 rating levels. Standard and Poor’s ratings range from AAA to R; AXA Equitable’s AA- rating is 4th highest of 21 rating levels.

For Financial Professional Use Only

Variable annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY. Co-distributed by AXA Advisors, LLC and AXA Distributors, LLC (members

FINRA, SIPC). AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice.

“AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC.

IU—121348 (1/17)

Financial Professional’s Guide to the GMIB Conversion Option

[Graphic Appears Here]

Help your clients access more income sooner

Many clients with annuity contracts are starting to withdraw income, or are planning to in the near future. Some are finding that they may need larger income payments sooner than what their current contract can accommodate — to meet living expenses, unexpected medical costs, or to simply live their desired retirement lifestyle.

AXA Equitable is now giving certain Accumulator® variable annuity contract holders the option to convert their Guaranteed Minimum Income Benefit (GMIB) to a New Guaranteed Withdrawal Benefit for Life (New GWBL). This Conversion Option allows contract holders to withdraw 8% of their benefit base without reducing it, compared to their current 6% rate. Electing this option would enable them to withdraw higher income payments sooner while still maintaining a lifetime stream of income and a Modified death benefit, rather than retaining the GMIB and Guaranteed Minimum Death Benefit

(GMDB), which are valuable features of the contract that can provide higher payments later in life.

For Financial Professional Use Only

AXA Equitable Life Insurance Company (NY, NY)

[Graphic Appears Here]

How to help your clients make the best decision

You play an important role in helping your eligible clients understand the Conversion Option and make an informed decision. It can also be a good opportunity to reconnect with clients and reevaluate their retirement income plans. Take the following steps to help guide them:

1. Find out who’s eligible: Look at the list we provided with the letter we sent you or go to axa.com/conversionoption to access your book of business.

2. Review client-ready materials with your clients: Walk them through the Client-Ready Brochure to ensure they understand the potential benefits of the Conversion Option and how it works.

3. Use the comparison tool: Run the tool on axa.com/conversionoption and show clients the impact that electing would have on their income stream.

4. Review the pros and cons of electing: Walk clients through the reasons for electing and not electing and consider which reasons might resonate most given their personal circumstances.

5. Encourage clients to seek help: They should consult their tax and other advisors.

6. Help them fill out the paperwork (if applicable): If a client chooses to elect the Conversion

Option, help them fill out the Election Form and, if they want to begin taking withdrawals, the GMIB Conversion Disbursement Request Form (Cat. No. 157331).

Reasons for electing or not electing

Reasons to elect		Reasons not to elect
☐	Their need or potential need for higher withdrawal amounts in the near term outweighs their need for higher guaranteed income payments at some future point.	☐	Their financial circumstances have not changed since the purchase of the original contract and the reasons that led them to select the GMIB are still applicable.
☐	Their personal circumstances may have changed, and leaving a potentially higher GMDB benefit base amount to beneficiaries is less important now than when it was originally selected.	☐ ☐	They have no immediate need for income, and taking withdrawals prior to their contract maturity date may not make sense. They still have a need for potential increases in the GMDB benefit base amount.
☐	They prefer to pay a lower annual charge for a Modified death benefit.	☐	The new guaranteed annual withdrawal amount with the New GWBL would still not
☐	They are worried they may not be able to take full advantage of the guaranteed minimum income benefit down the road.		provide enough income, and they would need to take excess withdrawals above that amount.

Impact of excess withdrawals

Excess withdrawals occur if your client withdraws more than their guaranteed annual withdrawal amount within a contract year. In addition to reducing the account value, excess withdrawals can cause a significant reduction of the benefit base and guaranteed annual withdrawal amount.

Your client should not elect this Conversion Option if they anticipate taking withdrawals above the guaranteed annual amount.

Visit axa.com/conversionoption

Use our comparison tool to see the impact of the Conversion Option on your clients’ income.

On the website, you can also:

Access your book of business to see which clients are eligible.

View a presentation about how the Conversion Option works.

Download and share client-approved materials, including a sample of the letter sent to your clients, the Client-Ready Brochure and the Prospectus supplement.

To elect the Conversion Option:
Complete the Election Form with your clients and return via the envelope provided, or fax to 816-701-4960.

All completed Election Forms must be received by the date specified in the letter your client received.

If you have any questions, call us at 866-638-0550.

Please note that no action is required on your client’s part

Your client is not required to elect this Conversion Option or take any action under their contract. If they do not accept this Conversion Option, their contract and the guaranteed benefits they previously selected will continue unchanged. The GMIB and GMDB provide valuable benefits and contract holders must carefully consider whether or not to terminate them.

Eligible Clients (Continued)

All figures as of [December 31, 2016]. Option amounts fluctuate daily. For current amounts, log in to your book of business at [**URL TBD, www.axa.com/2016GMIBOption**].

Contract Holder/ Contract #	Conversion Option Indicator[1]	Current Annuity Account Value	GMIB Value/ New GWBL Value[2]	GMDB Value/ New Modified Death Benefit Value[2]	Current Rider % Charge	New GWBL Rider % Charge	EEB	No Lapse Guarantee
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]
[Lastname], [Firstname] [#########]	[#########]	[$###,###.##]	Roll up = $###,###.## HAV = $###,###.##	Roll up = $###,###.## HAV = $###,###.##	GMIB = #.##% GMDB = #.##%	GWBL = #.##% Mod. DB= #.##%	[Yes] [No]	[Yes] [No]

[1] The Conversion Option Indicator is required when using the Hypothetical Retirement Income Calculator.

[2] The New GWBL and Modified Death Benefit amount is the greater of the Roll up amount and the HAV amount.

redefining / standards®

An option for higher withdrawal payments sooner

Election Forms must be received by [April 7, 2017]

[January 12, 2017]

[Advisor Name]
[Company Name]
[123 Main Street]
[Anytown], [NY] [12345]

Dear [Advisor],

In the coming days, we will be reaching out to your some of your clients who hold Accumulator® variable annuities to give them the option to convert their Guaranteed Minimum Income Benefit (GMIB) to a New Guaranteed Withdrawal Benefit for Life (New GWBL). Electing this option would allow them to withdraw higher income payments sooner while still maintaining a lifetime stream of income and a Modified death benefit.

Your clients will receive information about this new option starting [Date]. We encourage you to proactively reach out to eligible clients to help them understand and evaluate this Conversion Option. This can be a good opportunity to strengthen those relationships by revisiting clients' objectives for retirement, and as necessary, helping them redefine the right income path to reaching those goals.

This option is designed for clients currently taking withdrawals or considering it within the next few years, and who want larger payments now so they can meet living expenses, unexpected medical costs, or simply live their desired retirement lifestyle. Electing the Conversion Option would mean giving up the GMIB and Guaranteed Minimum Death Benefit (GMDB), which are valuable features of your clients' contracts and can provide them with higher payments later in life. If a client elects the Conversion Option:

- They can annually withdraw 8% of their benefit base without reducing the benefit base, compared to their current 6% rate.[1]
- Their New GWBL benefit base will stay the same and will not be reduced by guaranteed annual withdrawals. If clients choose to defer withdrawals, the 6% Roll-up rate will continue until first withdrawal or age 85.
- Their GMDB will become a Modified death benefit, which will have the same value but will no longer increase. The annual charges may be reduced depending on the GMDB.

For more information, visit [**www.axa.com/2016GMIBOption**]. There, you can use our comparison tool, which allows you to enter a client's contract information and see how this option impacts their contract and future income stream. You can also share the comparison tool outputs with clients.

We have enclosed a client-approved brochure, an advisor brochure to help you talk about the Conversion Option with your clients, and a prospectus supplement with details on how the Conversion Option works. If your client chooses to elect, help them complete the enclosed Election Form, which must be received by [April 7, 2016]. If they choose to begin taking withdrawals immediately, help them fill out the GMIB Conversion Disbursement Request. If a client chooses not to elect, they don't need to do anything and their contract and guaranteed benefits will remain unchanged.

If you have any questions about the Conversion Option, feel free to call us directly at **866-638-0550**.

Sincerely,

Todd Solash

Managing Director AXA Equitable, Retirement Savings

[1] Until their account value falls to zero or they reach the contract date anniversary after they turn 95.

GMIB/GWBL 2016

A 1

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6th Floor, Secaucus, NJ 07094

For Financial Professional Use Only

Please note that no action is required on your client’s part. Your client is not required to elect this Conversion Option or take any action under your contract. If the client does not accept this Conversion

Option, their contract and the guaranteed benefits previously elected will continue unchanged. The GMIB and GMDB provide valuable benefits to your client and your client must carefully consider whether or not to terminate them.

Variable annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY. Co-distributed by AXA Advisors, LLC and AXA Distributors, LLC (members FINRA, SIPC). AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. “AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC.

IU—121252 (1/17)

[Graphic Appears Here]

All figures as of [December 31, 2016]. Option amounts fluctuate daily. For current amounts, log in to your book of business at [URL TBD, www.axa.com/2016GMIBOption].

Contract Holder/ Contract #

Conversion Option Indicator1

Current Annuity Account Value

GMIB Value/ New GWBL Value2

GMDB Value/ New Modified Death Benefit Value2

Current Rider % Charge

New GWBL Rider % Charge

EEB

No Lapse Guarantee

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

Roll up =

Roll up =

[Lastname],

$###,###.##

$###,###.##

GMIB = #.##%

GWBL = #.##%

[Firstname]

[#########]

[$###,###.##]

[Yes] [No]

[Yes] [No]

[#########]

HAV =

HAV =

GMDB = #.##%

Mod. DB= #.##%

$###,###.##

$###,###.##

1The Conversion Option Indicator is required when using the Hypothetical Retirement Income Calculator.

2The New GWBL and Modified Death Benefit amount is the greater of the Roll up amount and the HAV amount.

December 2016

To: Our Strategic Partners

Re: Accumulator® GMIB Conversion Option

What’s New:

For a limited time, AXA Equitable will offer certain Accumulator contract holders the option to convert their Guaranteed Minimum Income Benefit (GMIB) rider into a New Guaranteed Withdrawal Benefit for Life (GWBL) rider.

The Conversion Option is available to Accumulator Series 04 (application signed date 10/1/2005 and later), 06 and 07 contract holders with Greater of 6% Roll up to age 85 or Annual Ratchet to age 85 GMIB in combination with the Greater of 6% Roll up to age 85 or Annual Ratchet to age

85 Guaranteed Minimum Death Benefit (GMDB); Annual Ratchet to age 85 or Standard Death Benefit.

Contracts with Greater of 6.5 % roll up, Guaranteed Withdrawal Benefit for Life (GWBL),

Guaranteed Withdrawal Benefit (GWB) and Guaranteed Minimum Accumulation Benefit (GMAB) are not eligible for this Conversion Option.

Upon conversion, certain rider fees may change.

Upon conversion the contract holder will continue to own the original base contract. The decision as to whether or not to convert is purely voluntary on the part of clients. If a client chooses not to convert, their contracts and riders will continue unchanged.

When:

Effective February 6, 2017

For More Info:

If you have any questions, contact your Strategic Account Manager, or the dedicated Guaranteed Benefits Offer line at 866-638-0550. Available, Monday through Thursday, 8:30 a.m. to 7:00 p.m., and Friday, 8:30 a.m. to 5:30 p.m. (Eastern).

A dedicated microsite will be available starting January 16, 2017 at www.axa.com/conversionoption.

See attached: Frequently Asked Questions, Client Communication, Advisor Communication, GMIB Conversion Disbursement Request Form.

- **GMIB Conversion Option**

  For a limited time, certain Accumulator contract holders with attained ages between 55 and 79 will have the option to convert their GMIB rider into a New GWBL rider. Their GMIB along with the guaranteed minimum death benefit will be terminated. The GMDB will be replaced with a Modified death benefit. Electing the Conversion option would allow them to withdraw higher income payments sooner while still maintaining a lifetime stream of income and a modified death benefit. A new guaranteed annual withdrawal rate will apply to converted contracts allowing contract holders to take permitted withdrawals based on a higher percentage rate.

  The New GWBL guarantees that contract owners can take withdrawals up to a maximum per year, as long as the contract is in force and the account value is greater than zero, and receive annuity payments for the rest of their lives once the account value reaches zero for any reason other than a new GWBL Excess withdrawal.

  The Conversion Option is available for Accumulator Series 04 (application sign date 10/1/2005 and later), 06, and 07 (all share classes), NQ, Traditional IRA, Roth IRA contracts that have Greater of 6% GMIB in combination with, Greater of 6% GMDB, Annual Ratchet GMDB and the Standard death benefit.

  There is no obligation for clients to elect the Conversion Option. AXA Equitable is simply offering an option for certain existing contract holders to consider.

  The chart below displays the change in rates upon conversion:

			Single Life	Joint Life*
Original GMIB Roll up Rate	Guaranteed Annual Withdrawal Rate	Roll up rate post conversion	Annuity Factors**	Annuity Factors**
6%	8%	6%	4% up to 69; 5% age 70+	3% up to age 69; 4% ages 70+

  *Based on attained age of younger joint life

  ** Payable if the Annuity Account Value falls to zero for any reason other than a new GWBL excess withdrawal.

  The following table provides a comparison of the GMIB and new GWBL.

Feature	GMIB	New GWBL
Annual fee	As stated in your contract.	Same fee as you are currently paying for the GMIB.
Roll-Up rate	Your GMIB benefit base rolls up daily at an annual rate of 6.0% . Beginning on	Your new GWBL benefit base will roll up daily at the same annual rate as your GMIB benefit base. Once you make a withdrawal or, if earlier, starting on the contract date

Page 2 of 7

Benefit Base Reset

the contract date anniversary following your 85th birthday, your GMIB benefit base will no longer roll up. You may be eligible to reset your GMIB benefit base to equal your account value as of the contract date anniversary on which the reset takes place. The specific rules for resetting your benefit base, including the applicable fees and the frequency with which you can elect to reset anniversary following your 85th birthday, your new GWBL benefit base will no longer roll up. N/A

Withdrawal percentage

Your GMIB Roll-Up rate of 6.0% or less are specified in your Prospectus. determines the annual amount you can withdraw from your contract without reducing your GMIB benefit base

This percentage is two percentage points higher than your GMIB Roll-Up rate, and determines the annual amount you can withdraw from your contract without reducing your new GWBL benefit base.

Effect of withdrawals on your benefit base

Withdrawals will reduce your GMIB benefit base on a dollar-for-dollar basis, as long as the sum of your withdrawals in a contract year is 6.0% or less of your GMIB benefit base on the most recent contract date anniversary. Withdrawals in a contract year that exceed 6.0% of your GMIB benefit base on the most recent contract date anniversary will reduce your GMIB benefit base on a pro-rata basis.

Your new GWBL benefit base will not be reduced by cumulative withdrawals up to your Guaranteed annual withdrawal amount. The portion of any withdrawal that exceeds your Guaranteed annual withdrawal amount, and the entire amount of each subsequent withdrawal in that contract year, are considered new GWBL Excess withdrawals. If you make a new GWBL Excess withdrawal:

Your new GWBL benefit base is reduced pro rata by the portion of withdrawal that exceeds the Guaranteed annual withdrawal amount as of the date of the new GWBL Excess withdrawal. The Guaranteed annual withdrawal amount is recalculated to equal the applicable withdrawal percentage multiplied by the recalculated new GWBL benefit base.

Exercise Date

The earliest date on which you are able to exercise the GMIB depends on your age when you purchased your contract, and is specified in your Prospectus.

N/A

Effect of termination of your contract

If your account value falls to zero and the no-lapse guarantee is in effect, your contract terminates and the GMIB is exercised by default, unless otherwise indicated. You may elect another payment option, if available. If your account value falls to zero and the no-lapse guarantee is no longer in effect, your contract and GMIB will terminate without value.

If your account value falls to zero either due to a withdrawal or surrender that is not a new GWBL Excess withdrawal, your contract will terminate and you will receive annual payments based on your new GWBL benefit base and other factors (unless you elect another payment option, if available). If your account value falls to zero due to a new GWBL excess withdrawal, your contract, including the new GWBL, will terminate without value.

A more complete Conversion Option description, including the impact to fees and charges, may be found in the prospectus supplement available in January 2017.

• Rider Fees

New GWBL: Upon conversion the GMIB rider will terminate, and be replaced with the new GWBL. The rider charge will be calculated using the new GWBL benefit base value and will be deducted from the AAV.

•	Modified DB: Upon conversion, the fees for the new Modified Death Benefit will be the current fee as of the conversion date, and in some cases reduced by 25bps. See chart below:

Rider Greater of 6% GMDB ( or 4% if applicable) Greater of 6% GMDB ( or 4% if applicable) Greater of 6% GMDB Post Reset Annual Ratchet to age 85 Standard Death Benefit

Current GMDB Fee 0.65% 0.60% 0.80% 0.25% No charge

New Modified DB Fee 0.40% 0.35% 0.55% 0.25% No charge

The new Modified DB fee will start on the next contract anniversary; it will not be pro-rated in the year of election.

Earnings Enhancement Benefit (EEB), or Protection Plus, fee will remain unchanged.

• Death Benefit Functionality

“Greater of” DB: The Modified DB value will be “locked in” at the “Greater of” roll-up or ratchet value. It will be treated like the new GWBL benefit base where it will not be reduced unless a withdrawal is an excess withdrawal. Withdrawals that exceed the guaranteed annual withdrawal amount will reduce the Modified DB benefit base pro rata.

After age 85, withdrawals up to the guaranteed annual withdrawal rate of 8% will reduce the Modified DB benefit base dollar-for-dollar. The amount of any withdrawal that exceeds the 8% (as of the previous contract date anniversary, including the year of election) will reduce the Modified DB benefit base pro rata.

Annual Ratchet: The Modified DB value will be “locked in” at the Annual Ratchet value. Withdrawals will reduce the Modified DB benefit base pro rata.

Standard Death Benefit: The Modified DB value will be “locked in” at the Standard benefit value. Withdrawals will reduce the Modified DB benefit base dollar for dollar basis.

• Compensation

No new compensation will be paid to financial professionals for clients electing the Conversion Option. Any existing trails will continue.

∎ Withdrawals o Any remaining withdrawal charges will be waived upon conversion. o Contract owners can withdraw 8% of their New GWBL benefit base annually, compared to their current 6% of the GMIB roll up benefit base as of the most recent contract date anniversary. o If a client chooses to defer withdrawals, the 6% Roll-up rate will continue until the first withdrawal or age 85. o If the client chooses to convert and start withdrawals immediately, no roll up rate will apply once withdrawals begin or in the future if withdrawals stop. o Guaranteed annual withdrawal amounts (GAWAs) will not reduce the new GWBL benefit base, however excess withdrawals will reduce the benefit base on a pro rata basis.

∎ On conversion, the new GWBL benefit base will equal the GMIB benefit base as of the conversion date. ∎ Any systematic withdrawal programs except Automatic RMD and 72t/q will terminate upon election. ∎ After conversion, if a client wants to start a guaranteed annual withdrawal program, they must complete the GMIB Conversion Disbursement Request form.

∎ When a client elects the Conversion Option, the GAWA will be calculated at 8% of the benefit base as of the previous contract date anniversary.

∎ Clients may elect to receive automated withdrawals using the Maximum Payment Program (MPP)( which pays out the full GAWA of the new GWBL in scheduled payments), the Customized Payment Program (CPP) (which pays out either a fixed percentage or fixed dollar amount not greater than the full GAWA in scheduled payments), or the Automatic RMD Withdrawal Program.

∎ In the year MPP or CPP is elected (in the first year after conversion or any subsequent year), there will be an upfront payment in the amount of the GAWA remaining in that year. MPP payments will begin in the next contract year in the frequency elected.

∎ When a client elects MPP or CPP and requests a start date that is in the next contract year, no upfront payment in the amount of the GAWA remaining in the election year will occur. Payments will begin in the next contract year in the frequency elected.

∎ Unless stated otherwise under an automatic withdrawal program, all lump sum and automated withdrawals will be taken pro rata out of the Variable Investment Options and the GIO. If there is insufficient account value in the Variable Investment Options and GIO, additional amounts will be taken out of the Special [MM] DCA account, and then lastly the Fixed Maturity Options (FMOs).

∎ The new GWBL benefit base is reduced only by excess withdrawals regardless of the withdrawal type. Withdrawal treatment and the Modified Death Benefits ∎ If the client had the Greater of GMDB it will become a Modified Death Benefit upon conversion.

Prior to age 85 the Modified Death Benefit is reduced only by excess withdrawals.

After age 85 the GAWA reduces the Modified Death benefit on a dollar for dollar basis.

∎ If the client had the Annual Ratchet Death Benefit, the benefit base is reduced on a pro-rata basis by all withdrawals.

∎ If the client had the Standard Death Benefit, the benefit base is reduced on a dollar for dollar basis by all withdrawals.

• Communication Plan & Resources

— Financial professionals and their eligible clients will begin to receive communications via U.S mail on or around January 12th and January respectively. See timeline below:

Audience	Mail Date – on or about:
Financial Professionals	January 12
Financial Professionals (Conversion Option expiration	March	16
reminder)
Contract holders	January 26
Contract holders (Conversion Option expiration reminder)	March	23

— See samples here:

Frequently Ask Questions (For Financial Professional Use)

Conversion option Contract Holder Letter Touch 1

Conversion option Contract Holder brochure

Conversion option Advisor Letter Touch 1

Conversion option Advisor Brochure GMIB Conversion Disbursement Request Form

— A dedicated site, www.axa.com /conversionoption.

— A GMIB Conversion Option calculator will be available on AXA.com.

— Reports of eligible clients (including those who have elected to convert will also be available on AXA.com.

• Next Steps

— If your client would like to elect this Conversion Option, they must complete the Election Form and return it via the mail to our Processing Center, or fax it to 816-701-4960. This completed form must be received by April 7, 2017.

— If your client would like to start or continue taking withdrawals, after they have elected the

Conversion Option, they may complete and send in the GMIB Conversion Option Distribution form. — If your client does not want to elect this Conversion Option, they do not have to do anything at all and their contract will remain unchanged.

As always, your AXA Equitable Strategic Account Manager will remain your primary source of assistance leading up to, and throughout the offer period.

Gatekeeper Use Only. Not for distribution to the Public.

AXA Distributors, LLC, New York, NY 10104. AXA Equitable Life Insurance Company is the parent company of AXA Distributors, LLC.

IU – 121729 (12/16)

January 3, 2017

FB 16-289

For Internal Use Only

This communication provides an overview of the Accumulator® GMIB Conversion Option offer.

**THIS COMMUNICATION IS COMPLIANCE RELATED**

Audience: AXA Advisors Financial Professionals

Re:	Accumulator® GMIB Conversion Option
Available starting February 6, 2017
From:	Annuity Product Management
What’s New:

For a limited time, AXA Equitable will offer certain Accumulator contract holders the option to convert their Guaranteed Minimum Income Benefit (GMIB) rider into a New Guaranteed Withdrawal Benefit for Life (GWBL) rider, effective February 6, 2017.

The Conversion Option is available to Accumulator® Series 04 (application signed date October 1, 2005, and later), 06, and 07 contract holders with Greater of 6% Roll up to age 85 or Annual Ratchet to age 85 GMIB, in combination with the Greater of 6% Roll up to age 85 or Annual Ratchet to age 85 Guaranteed Minimum Death Benefit (GMDB); Annual Ratchet to age 85 or Standard Death Benefit.

Contracts with Greater of 6.5 % roll up, GWBL, Guaranteed Withdrawal Benefit (GWB) and Guaranteed Minimum Accumulation Benefit (GMAB) are not eligible for this Conversion Option.

Upon conversion, certain rider fees may change.

Upon conversion, the contract holder will continue to own the original base contract. The decision as to whether or not to convert is purely voluntary on the part of clients. If a client chooses not to convert, their contracts and riders will continue unchanged.

When:

Effective February 6, 2017.

For More Info:

If you have questions, contact your branch manager or the dedicated Guaranteed Benefits Offer line at 866.638.0550 Mondays through Thursdays, 8:30 a.m. to 7:00 p.m., and Fridays, 8:30 a.m. to 5:30 p.m. (Eastern).

A dedicated microsite will be available starting January 16, 2017, at www.axa.com/conversion option.

See the attached:

Q&A, Client Communication

Accumulator GMIB to GWBL Conversion Option Worksheet

GMIB Conversion Disbursement Request Form

GMIB Conversion Option

For a limited time, certain Accumulator contract holders with attained ages between 55 to 79 will have the option to convert their GMIB rider into a New GWBL rider. Their GMIB along with the Guaranteed minimum death benefit will be terminated. The GMDB will be replaced with a Modified death benefit. Electing the Conversion option would allow them to withdraw higher income payments sooner while still maintaining a lifetime stream of income and a modified death benefit. A new guaranteed annual withdrawal rate will apply to converted contracts allowing contract holders to take permitted withdrawals based on a higher percentage rate.

The new GWBL guarantees that contract owners can take withdrawals up to a maximum per year, as long as the contract is in force and the account value is greater than zero, and receive annuity payments for the rest of their lives once the account value reaches zero for any reason other than a New GWBL Excess withdrawal.

The Conversion Option is available for Accumulator Series 04 (application sign date October 1, 2005, and later), 06, and 07 (all share classes), NQ, Traditional IRA, Roth IRA contracts that have Greater of 6% GMIB in combination with, Greater of 6% GMDB, Annual Ratchet GMDB and the Standard death benefit.

There is no obligation for clients to elect the Conversion Option. AXA Equitable is simply offering an option for certain existing contract holders to consider.

The chart below displays the change in rates upon conversion:

			Single Life	**Joint Life* Base on attained age of younger joint life**
Original GMIB Roll up Rate	**Guaranteed Annual Withdrawal Rate**	**Roll up rate post conversion**	**Annuity Factors****	**Annuity Factors****
6%	8%	6%	4% up to 69; 5% age 70+	3% up to age 69; 4% ages 70+

*Based on attained age of younger joint life

** Payable if the Annuity Account Value falls to zero for any reason other than a New GWBL excess withdrawal.

The following table provides a comparison of the GMIB and new GWBL.

Feature	GMIB	New GWBL
Annual fee	As stated in your contract.	Same fee as you are currently paying for the GMIB.
Roll-Up rate	Your GMIB benefit base rolls up daily at an annual rate of 6.0%. Beginning on the contract date anniversary following your 85th birthday, your GMIB benefit base will no longer roll up.	Your New GWBL benefit base will roll up daily at the same annual rate as your GMIB benefit base. Once you make a withdrawal or, if earlier, starting on the contract date anniversary following your 85th birthday, your New GWBL benefit base will no longer roll up.
Benefit Base Reset	You may be eligible to reset your GMIB benefit base to equal your account value as of the contract date anniversary on which the reset takes place. The specific rules for resetting your benefit base, including the applicable fees and the	N/A
Withdrawal percentage	Your GMIB Roll-Up rate of 6.0% or less determines the annual amount you can withdraw from your contract without reducing your GMIB benefit base	This percentage is two percentage points higher than your GMIB Roll-Up rate, and determines the annual amount you can withdraw from your contract without reducing your New GWBL benefit base.

3 FB 16-289

Effect of withdrawals on your benefit base Exercise Date Effect of termination of your contract

Withdrawals will reduce your GMIB benefit base on a dollar-for-dollar basis, as long as the sum of your withdrawals in a contract year is 6.0% or less of your GMIB benefit base on the most recent contract date anniversary. Withdrawals in a contract year that exceed 6.0% of your GMIB benefit base on the most recent contract date anniversary will reduce your GMIB benefit base on a pro-rata basis. The earliest date on which you are able to exercise the GMIB depends on your age when you purchased your contract, and is specified in your Prospectus. If your account value falls to zero and the no-lapse guarantee is in effect, your contract terminates and the GMIB is exercised by default, unless otherwise indicated. You may elect another payment option, if available. If your account value falls to zero and the no-lapse guarantee is no longer in effect, your contract and GMIB will terminate without value.

Your New GWBL benefit base will not be reduced by cumulative with- drawals up to your Guaranteed annual withdrawal amount. The portion of any withdrawal that exceeds your Guaranteed annual with- drawal amount, and the entire amount of each subsequent withdrawal in that contract year, are considered New GWBL Excess withdrawals. If you make a New GWBL Excess withdrawal: Your New GWBL benefit base is reduced pro rata by the portion of withdrawal that exceeds the Guaranteed annual withdrawal amount as of the date of the New GWBL Excess withdrawal. The Guaranteed annual withdrawal amount is recalculated to equal the applicable withdrawal percentage multiplied by the recalculated New GWBL benefit base. N/A If your account value falls to zero either due to a withdrawal or surrender that is not a New GWBL Excess withdrawal, your contract will terminate and you will receive annual payments based on your New GWBL benefit base and other factors (unless you elect another payment option, if available). If your account value falls to zero due to a New GWBL excess withdrawal, your contract, including the New GWBL, will terminate without value.

A more complete Conversion Option description, including the impact to fees and charges, may be found in the prospectus supplement FPs will receive in January 2017.

•	Rider Fees

New GWBL: Upon conversion the GMIB rider will terminate, and be replaced with the New GWBL.

The rider charge will be calculated using the New GWBL benefit base value and will be deducted from the AAV.

•	Modified DB: Upon conversion, the fees for the new Modified death benefit will be the current fee as of the conversion date, and in some cases reduced by 25bps. See chart below:

Greater of applicable) Greater of applicable) Greater of Annual Ratchet to age 85 Standard Death Benefit

Rider 6% GMDB ( or 4% if 6% GMDB ( or 4% if 6% GMDB Post Reset

Current GMDB Fee 0.65% 0.60% 0.80% 0.25% No charge

New Modified DB Fee 0.40% 0.35% 0.55% 0.25% No charge

The new Modified DB fee will start on the next contract anniversary; it will not be pro-rated in the year of election.

Earnings Enhancement Benefit (EEB), or Protection Plus, fee will remain unchanged.

4	FB 16-289

•	Death Benefit Functionality

“Greater of” DB: The Modified DB value will be “locked in” at the “Greater of” roll up or ratchet value.

It will be treated like the New GWBL benefit base where it will not be reduced unless a withdrawal is an excess withdrawal. Withdrawals that exceed the guaranteed annual withdrawal amount will reduce the Modified DB benefit base pro rata.

After age 85, withdrawals up to the guaranteed annual withdrawal rate of 8% will reduce the Modified DB benefit base dollar-for-dollar. The amount of any withdrawal that exceeds the 8% (as of the previous contract date anniversary, including the year of election) will reduce the Modified DB benefit base pro rata.

Annual Ratchet: The Modified DB value will be “locked in” at the Annual Ratchet value. Withdrawals will reduce the Modified DB benefit base pro rata.

Standard Death Benefit: The Modified DB value will be “locked in” at the Standard benefit value.

Withdrawals will reduce the Modified DB benefit base dollar for dollar basis.

•	Compensation

No new compensation will be paid to FPs for clients electing the Conversion Option. Any existing trails will continue.

•	Withdrawals
•	Any remaining withdrawal charges will be waived upon conversion.
•	Contract owners can withdraw 8% of their New GWBL benefit base annually, compared to their current 6% of the GMIB roll up benefit base as of the most recent contract date anniversary.
•	If a client chooses to defer withdrawals, the 6% Roll-up rate will continue until the first withdrawal or age 85.
•	If the client chooses to convert and start withdrawals immediately, no roll up rate will apply once withdrawals begin or in the future if withdrawals stop.
•	Guaranteed annual withdrawal amounts (GAWAs) will not reduce the New GWBL benefit base, however excess withdrawals will reduce the benefit base on a pro rata basis.
•	On conversion, the New GWBL benefit base will equal the GMIB benefit base as of the conversion date.
•	Any systematic withdrawal programs except Automatic RMD and 72t/q will terminate upon election.
•	After conversion, if a client wants to start a guaranteed annual withdrawal program, they must complete the GMIB Conversion Disbursement Request form.
•	When a client elects the Conversion Option, the GAWA will be calculated at 8% of the benefit base as of the previous contract date anniversary.
•

Clients may elect to receive automated withdrawals using the Maximum Payment Program (MPP) (which pays out the full GAWA of the New GWBL in scheduled payments), the Customized Payment Program (CPP) (which pays out either a fixed percentage or fixed dollar amount not greater than the full GAWA in scheduled payments), or the Automatic RMD Withdrawal Program.

•

In the year MPP or CPP is elected (in the first year after conversion or any subsequent year), there will be an upfront payment in the amount of the GAWA remaining in that year. MPP payments will begin in the next contract year in the frequency elected.

•

When a client elects MPP or CPP and requests a start date that is in the next contract year, no upfront payment in the amount of the GAWA remaining in the election year will occur. Payments will begin in the next contract year in the frequency elected.

•

Unless stated otherwise under an automatic withdrawal program, all lump sum and automated withdrawals will be taken pro rata out of the Variable Investment Options and the GIO. If there is insufficient account value in the Variable Investment Options and GIO, additional amounts will be taken out of the Special [MM] DCA account, and then lastly the Fixed Maturity Options (FMOs).

5	FB 16-289

•	The new GWBL benefit base is reduced only by excess withdrawals regardless of the withdrawal type.

Withdrawal treatment and the Modified Death Benefits

•	If the client had the Greater of GMDB it will become a Modified Death Benefit upon conversion.

o Prior to age 85 the Modified Death Benefit is reduced only by excess withdrawals

o After age 85 the GAWA reduces the Modified Death benefit on a dollar for dollar basis

•	If the client had the Annual Ratchet Death Benefit, the benefit base is reduced on a pro-rata basis by all withdrawals.
•	If the client had the Standard Death Benefit, the benefit base is reduced on a dollar for dollar basis by all withdrawals.
•	Communication Plan & Resources
•	Financial professionals and their eligible clients will begin to receive communication via US mail on or around January 12 and January respectively. See timeline below:

Audience

Mail date—on or about:

Advisors January 12

Advisors (Conversion Option expiration reminder) March

16

Contract holders January 26

Contract holders (Conversion Option expiration reminder) March

23

•	Link to samples of the client letter, brochure and Accumulator GMIB to GWBL Conversion Option worksheet insert here (not yet ready).
•	A dedicated site, www.axa.com /2016GMIBOffer
•	A GMIB Conversion Option calculator will be available on AXA.com
•	Reports of eligible clients (including those who have elected to convert will also be available on axa.com
•	FP Responsibilities and the Conversion Option—Suitability and Acknowledgements Form

Senior Client Concerns: As always, FPs may only recommend transactions that are suitable for clients in light of the clients’ financial situation and needs. In Regulatory Notice 07-43, FINRA reminded firms and FPs that a customer’s age and life stage are important factors to consider when determining suitability. Particularly when an older investor is involved, FPs should consider whether the client has an increased need for liquidity, a shorter investment time horizon or a diminished tolerance of risk, and make recommendations accordingly. (See the AXA Advisors Field Suitability Guide in eDOX for additional information on sales to seniors and related regulatory notices.)

While clients may reply directly to AXA Equitable without FP interaction, FPs are strongly advised to review this FB and all conversion option related materials in order to assist clients seeking advice. In these instances, advice is considered a recommendation and will trigger firm and FP suitability obligations. Consequently, FPs are instructed to work with the client in completing (via phone or in person) a non-client signed Accumulator GMIB to GWBL Conversion Option—Worksheet & Acknowledgements (Option Offer Worksheet) form (attached) that updates certain client profile information, reviews retirement income needs, reviews key offer points and memorializes the reason for acceptance or decline.

Guaranteed benefits are valuable contract features that were deemed important to the client at the time of Accumulator purchase. Generally, electing the Conversion option will be appropriate for clients whose needs or perspectives have changed since purchasing the contract. The Option Offer Worksheet provides several likely suitability scenarios for why clients may choose to elect the conversion offer. When advising clients, some key suitability factors to consider include:

•	The client’s current or anticipated future living expenses with respect to all income sources
6	FB 16-289

•	The need for the contract’s enhanced death benefit
•	The client’s current state of health
•	The contract’s GMIB exercise date
•	The client’s risk of making an excess withdrawal and losing the contract’s annuitization/no lapse guarantee or already lost the no lapse guarantee
•	Potential tax implications associated with increased withdrawal amounts

On the Option Offer Worksheet, FPs will also be required to acknowledge client discussions involving the conversion option materials and prospectus supplement focusing particularly on conversion option mechanics, important factors and considerations and actual implications based on the client’s individual circumstances. Specifically:

•	How long the client needs or intends to keep the contract in force.
•	The difference between the GMIB and GWBL annuitization factors and payment amounts and how higher GWBL withdrawals will increase the speed and likelihood of reaching the triggering $0 account value.
•	The effect of excess withdrawals on the GWBL benefit base and the Modified DB benefit base (Prospectus Supplement, Appendix II).
•	The GWBL rolls up at the same rate as the GMIB until first withdrawal or age 85.
•	Death benefit needs and how the Modified DB (for which there may be lower charges) will not increase in value over time and cease if and when the account value reaches $0. (Note: GMIB

GMDBs cease at $0 account value as well.)

•	Consulting with a spouse, beneficiary(ies), legal and tax professionals before Option election.

If the client elects the Conversion option, the Option Offer Worksheet must also be sent to your local OSJ branch office for principal review and record keeping. On the Election form, clients will be asked if their FP was contacted for advice—if so, the case will flag in ProSurv for the purpose of ensuring branch receipt of the Option Offer Worksheet. If the client contacts you but does not elect the Conversion option, the completed Option Offer Worksheet is to be kept in the client’s file but does not require principal review or forwarding to the OSJ branch office.

Please note that per AXA Advisors policy, if the client is age 75 or older at the time of Conversion option review, a branch principal must call the client to review all elements of the form prior to suitability determination.

No principal review or call-out is required for clients responding directly to the company or who do not accept the offer.

•	Next Steps
•

If your client would like elect this Conversion Option, they must complete the Election Form and return it via the mail to our Processing Center, or fax it to 816.701.4960. This completed form must be received by April 7, 2017.

•	If your client would like to start or continue taking withdrawals, after they have elected the Conversion Option, they may complete and send in the GMIB Conversion Option Distribution form.
•	If your client does not want to elect this Conversion Option, they do not have to do anything at all and their contract will remain unchanged.
7	FB 16-289

15 Broad Street, 10th Floor Boston, MA 02109

When your clients chose to purchase their AXA Accumulator® variable annuity, they had specific retirement plans and goals in mind. And while many contract holders still recognize the benefit of guaranteed lifetime income, some may be finding that they need larger income payments sooner than their current contract allows. Your clients may be starting to withdraw income, or planning to in the near future, in order to meet living expenses, unexpected medical costs, or to simply live their desired retirement lifestyle.

15 Broad Street, 10th Floor

Boston, MA 02109

With those needs in mind, AXA Equitable is now giving certain Accumulator variable annuity contract holders the opportunity to convert their Guaranteed Minimum Income Benefit (GMIB) to a New Guaranteed Withdrawal

Benefit for Life (New GWBL).

This Conversion Option allows contract holders to withdraw 8% of their benefit base without reducing it,

compared to their current 6% rate. If a client chooses to elect this Conversion Option, they would be able to withdraw higher income payments sooner, while still maintaining a lifetime stream of income and a Modified death benefit.

15 Broad Street, 10th Floor Boston, MA 02109

To see which of your clients are eligible for this Conversion Option, review the list of clients included in the letter we sent you. You can also visit the financial professional website at axa.com/conversionoption to access your book of business and see your eligible clients.

15 Broad Street, 10th Floor Boston, MA 02109

We’ll be reaching out to your eligible clients about this Conversion Option, but we encourage you to speak with them first. This can be a good opportunity to reconnect with clients and reevaluate their retirement income plans. By helping them understand the Conversion Option and it’s potential financial implications, you can help them make the decision that’s best for them.

15 Broad Street, 10th Floor Boston, MA 02109

Here’s how the New Guaranteed Withdrawal Benefit for Life Conversion Option works:

First, eligible clients who elect the Conversion Option will be able to annually withdraw 8% of their New GWBL benefit base as income, compared to the 6% of the benefit base allowed under their GMIB. Once the contract annuitizes, the New GWBL will provide the contract holder with annual income payments for life. In exchange for the ability to take larger withdrawals now, the annual payments your clients will receive after annuitization may be lower than those they would have received with the GMIB.

15 Broad Street, 10th Floor Boston, MA 02109

Upon conversion, the New GWBL benefit base value will be the same as the GMIB benefit base value, and will not be reduced by taking up to 8% of the guaranteed annual withdrawals. The New GWBL benefit base will only decrease if a contract holder withdraws more than the guaranteed annual amount. In fact, if a client defers taking withdrawals up to age 85, the benefit base will continue to roll-up daily at the same annual roll-up rate that is currently applied to their GMIB benefit base.

15 Broad Street, 10th Floor Boston, MA 02109

The GMDB will be replaced by a “Modified death benefit,” which will have the same value at the time of conversion, but will no longer increase annually. If a client has a “Greater of” GMDB, the Modified death benefit will not be reduced by taking guaranteed annual withdrawals, but will be adjusted for withdrawals taken in excess of the guaranteed annual withdrawal amount or starting when they turn 85. If they have a Standard or Annual Ratchet to age 85 death benefit, the Modified death benefit will be adjusted to reflect all withdrawals.

15 Broad Street, 10th Floor Boston, MA 02109

Contract holders will pay the same percentage charges for the New GWBL, while their Modified death benefit charges may decrease depending on their contract. If a client elects to convert to the New GWBL, we’ll waive all withdrawal charges for future withdrawals taken from the contract.

15 Broad Street, 10th Floor Boston, MA 02109

You play an important role in helping your eligible clients understand the Conversion Option and make an informed decision. To evaluate the Conversion Option for each of your individual clients, visit axa.com/conversionoption to use our comparison tool. By entering key information about each of your clients, you’ll be able to see how this option impacts each of your clients’ contract and income stream.

When you visit the website, simply log in using your axa.com username and password. Then, you’ll be prompted to enter a few pieces of information about your client’s contract, all of which is available in your book of business by running a GMIB Conversion Option report or in the list of eligible clients included in the letter we sent you. When you click “calculate,” you’ll see a side-by-side comparison of your client’s income payments and death benefit information with and without the New GWBL. To see the impact of delaying withdrawals, you can also adjust the amount of time a client would like to wait before starting to withdraw income. You can email these examples to your client to help illustrate the financial impact of their options.

15 Broad Street, 10th Floor Boston, MA 02109

As you and your clients evaluate the Conversion Option, consider the reasons why each individual may or may not want to elect to convert to the New GWBL. We’ve included a list of potential reasons to elect or not elect in the client-ready brochure, and we encourage you to walk your clients through it to help them determine the best plan for their current needs. You can access the client-ready brochure on axa.com/conversionoption.

Clients may wish to elect the Conversion Option if:

• Their need or potential need for higher withdrawal amounts in the near term outweighs their need for higher guaranteed income payments at some future point.

• Their personal circumstances may have changed, and leaving a potentially higher GMDB benefit base amount to beneficiaries is less important now than when it was originally selected.

• They prefer to pay a lower annual charge for a Modified death benefit.

• They are worried they may not be able to take full advantage of the Guaranteed Minimum Income Benefit down the road.

15 Broad Street, 10th Floor Boston, MA 02109

On the other hand, eligible clients may not want to elect the Conversion Option if:

• Their financial circumstances have not changed since the purchase of the original contract and the reasons that led them to select the GMIB are still applicable.

• They have no immediate need for income, and taking withdrawals prior to their contract maturity date may not make sense.

• They still have a need for potential increases in the GMDB benefit base amount.

• The new guaranteed annual withdrawal amount with the New GWBL would still not provide enough income, and they would need to take excess withdrawals above that amount.

Clients should also consider the impact of excess withdrawals when evaluating the Conversion Option. Excess withdrawals occur if a client withdraws more than their guaranteed annual withdrawal amount within a contract year. In addition to reducing the account value, excess withdrawals can cause a significant reduction of the benefit base and guaranteed annual withdrawal amount. Your client should not elect this Conversion Option if they plan to take withdrawals above the guaranteed annual amount.

15 Broad Street, 10th Floor Boston, MA 02109

To help inform and guide your clients about this opportunity, we’re mailing informational materials to them directly. We encourage you to review these materials with your clients – you can access them anytime at axa.com/conversionoption.

These materials include:

• A series of letters, which explain the Conversion Option and include a comparison table that illustrates the impact on their contract if they elect or do not elect.

• A client-approved brochure that explains the Conversion Option and provides next steps for evaluating the pros and cons of electing the option.

• A prospectus supplement, which contains details about the Conversion Option and how it works.

Additionally, clients can call our dedicated customer service team to ask any questions at 866-638-0550.

15 Broad Street, 10th Floor Boston, MA 02109

While evaluating the Conversion Option, reassure your clients that their election of this option is entirely voluntary. If a client chooses not to elect the Conversion Option, no action is required. Their contract and the guaranteed benefits they previously selected will continue unchanged.

15 Broad Street, 10th Floor

Boston, MA 02109

If a client chooses to elect the Conversion Option, help them complete the Election Form that they received in the mail. Please note that we must receive all properly completed Election Forms by April 7, 2017.

Upon electing the Conversion Option, your clients have two choices. They can defer withdrawals and allow their

New GWBL benefit base to roll-up on a daily basis, or they can begin withdrawing the guaranteed annual amount. If a client decides to begin withdrawing, help them complete the GMIB Conversion Disbursement

Request Form, which can be faxed to 816-701-4960. Both the Election Form and Conversion

Disbursement Request Form are available in your advisor mail package or at

axa.com/conversionoption.

15 Broad Street, 10th Floor Boston, MA 02109

As always, don’t hesitate to reach out to us for help and support as you evaluate this new option for your clients.

Visit axa.com/converisonoption to:

• Access your book of business to see which clients are eligible for the Conversion Option

• Use the comparison tool to see your eligible clients’ contract details with and without the New GWBL Conversion and share the results with them

• Download and share client-approved materials

To speak to one of AXA’s dedicated customer service representatives and ask questions, feel free to call us at 866-638-0550.

15 Broad Street, 10th Floor Boston, MA 02109

Thank you for your time and for your continued partnership. Our goal is to ensure that your clients understand their options and are making the best decisions based on their individual needs – and we appreciate your help. As always, we look forward to working with you.

AXA Equitable’s Accumulator Guaranteed Minimum Income Benefit Conversion Option FAQ

1. What is the Guaranteed Minimum Income Benefit Conversion Option?

For a limited time, AXA Equitable is providing certain Accumulator variable annuity contract holders with the option to convert their Guaranteed Minimum Income Benefit (GMIB) into a guaranteed withdrawal benefit for life (New GWBL) in return for terminating their GMIB and Guaranteed Minimum Death Benefit (GMDB) – including the Standard death benefit, if applicable – and accepting a modified death benefit (Modified DB).

With the New GWBL, clients can take withdrawals from their contract up to a maximum amount per year (Guaranteed annual withdrawal amount)without reducing their benefit base, as long as their contract is in force and their account value is greater than zero, and then receive annuity payments for life once the account value reaches zero for any reason other than a New GWBL Excess withdrawal – which is caused when your client withdraws more than their Guaranteed annual withdrawal amount in any contract year.

2. Which clients are eligible for the GMIB Conversion Option?

Certain Accumulator contract holders that: i. Are between ages 55 – 79; ii. Elected a GMIB rider and one of the GMDB options at issue and declined to elect the Standard GWBL; and iii. Have an Accumulator contract series 04, 06 and/or 07 issued between 2005 and 2008

3. Why is AXA Equitable providing this Conversion Option to my client?

We believe that providing this Conversion Option can be mutually beneficial to both AXA Equitable and your client or other clients who no longer need or want all or some of the guarantees provided by the GMIB and GMDB, and instead would prefer the ability to withdraw higher annual amounts from their contract without reducing the New GWBL benefit base for as long as the account value remains greater than zero, along with accepting a modified death benefit.

4. What happens if my client decides to elect this Conversion Option?

Their contract will change as follows (please refer to the Prospectus Supplement for additional details): i. The GMIB will terminate and the New GWBL will be added to their contract. ii. A New GWBL withdrawal percentage will apply (8% if the client had a 6% GMIB). iii. Your client’s GMDB will be replaced by a new death benefit called the Modified DB and will no longer increase, even if your client defers taking withdrawals under the New GWBL. The Modified DB will terminate upon the account value falling to zero or age 95, whichever comes first. iv. Lower annuity purchase factors may apply for calculating annual payments when your client’s account value falls to zero either due to a withdrawal that is not a New GWBL Excess withdrawal or surrender, and are determined at the attained age of the owner(s) at that time.

For Financial Professionals Use Only

5. What if my client does not choose to elect the GMIB Conversion Option?

This Conversion Option is completely voluntary and there is no obligation to elect it. We are simply giving contract holders another option to consider. The original contract terms will not change if your client does not elect this Conversion Option.

6. How does electing this Conversion Option affect the charges my client will pay under the contract?

The percentage charge for the New GWBL is the same as the percentage charge that is currently being paid for the GMIB.

The percentage charge for the Modified DB is as follows and applies on the contract anniversary following conversion: i. “Greater of” 6% Roll-Up to age 85 GMDB, and Annual Ratchet to age 85 death benefit annual charges will be reduced by 0.25%. Please refer to the prospectus supplement for further detail. ii. Standard death benefit (for which there is no charge): no annual charge

If applicable, there is no change to the charge for the Earnings Enhancement Benefit (EEB).

7. Will my client have to pay applicable withdrawal charges if they elect this Conversion Option?

If your client elects the Conversion Option, we will waive future withdrawal charges.

8. What happens if my client’s account value falls to zero after they elect this Conversion Option?

If their account value falls to zero, either due to a withdrawal or surrender that is not a New GWBL Excess withdrawal, the contract will terminate and, unless they elect the Lump Sum Payment Option (LSO), they will be issued and receive annual payments under a supplementary life annuity contract beginning on their next contract date anniversary.

9. Where permitted, can my client still make contributions to their contract after they elect this Conversion Option?

Subsequent contributions are not permitted.

10. Are automatic withdrawal programs impacted by this Conversion Option?

Enrollment in the Dollar-for-Dollar withdrawal service and Systematic Withdrawal Option will be terminated if your client elects the Conversion Option. Payments under the automatic required minimum distribution (RMD) service and substantially equal withdrawals (72t/q) option will not be affected. To re-enroll in an automated withdrawal service or elect an automatic payment plan that will ensure their systematic withdrawals do not exceed their Guaranteed annual withdrawal amount, your client may call us at 1-800-789-7771.

11. If my client elects this Conversion Option and later changes his or her mind, can they reinstate the rider or the rider values?

No. Once this Conversion Option is elected, they cannot reinstate the rider or rider values.

12. If my client elects this Conversion Option, will the financial professional(s) receive any compensation?

There will be no compensation paid if this option is elected.

For Financial Professionals Use Only

13. What are the tax consequences of electing this Conversion Option?

Electing this Conversion Option will not cause a taxable event. Any withdrawals taken under the New GWBL will receive the same tax treatment as withdrawals taken under your client’s contract if the client does not elect this option. Your client should speak to their tax adviser or other financial professionals for more information.

14. How is this Conversion Option elected? Is this option available indefinitely, or is there a deadline to take advantage of this?

To elect this Conversion Option, your client must complete the acceptance form and returning it to us in the stamped, self- address envelop provided or fax the acceptance form to us at 1-816-701-4960.

This option is available for a limited time. Your client will have until the date specified in their mailed offer package to return their election form to our processing office via fax or mail.

15. AXA Equitable acknowledges that these benefits are costly for it to maintain. What happens if no one elects this Conversion Option? Will the company be in financial trouble?

AXA Equitable remains financially strong and responsible. The company has:

• A strong balance sheet • Conservatively managed assets • Disciplined risk management • Resources to meet customer obligations

AXA Equitable has strong ratings by independent companies that rate insurance companies for their financial strength and stability. For a complete list of our ratings, please visit the following page on our website: https://us.axa.com/about-axa/financial-strength-ratings.html

16. What do these actions say about AXA Equitable’s commitment to providing variable annuities to its customers?

We remain committed to providing innovative annuities and life insurance products to help our customers achieve their financial protection and retirement savings goals; our current product suite evidences that commitment. The decisions we are making reaffirm that commitment.

We have been an industry leader for 156 years. Our ability to stay financially strong and to grow responsibly with our customers for generations to come depends, as it always has, on our commitment to making smart decisions in response to the changing economic environment.

Please refer to the Prospectus Supplement for additional details

Annuity products are issued by AXA Equitable Life Insurance Company (New York, NY). Variable annuities and variable life products are co-distributed by affiliates, AXA Advisors, LLC and AXA Distributors, LLC(members FINRA, SIPC). AXA Equitable, AXA Advisors and AXA Distributors are affiliated companies and do not provide tax or legal advice.

For Financial Professionals Use Only

“AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA

Equitable Life Insurance Company (NY, NY), AXA Advisors, LLC, and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC. The obligations of AXA Equitable Life Insurance Company are backed solely by their claims-paying ability.

IU-120110 (11/2016)(exp 11/2018)

For Financial Professionals Use Only

Accumulator® Variable Annuity Guaranteed Minimum Income Benefit

A new path for income today and tomorrow

Converting your Guaranteed

Minimum Income Benefit to a Guaranteed Withdrawal Benefit for Life

Variable Annuities: • Are Not a Deposit of Any Bank • Are Not FDIC Insured • Are Not Insured by Any Federal Government Agency • Are Not Guaranteed by Any Bank or Savings Association • May Go Down in Value

AXA Equitable Life Insurance Company (NY, NY)

Introducing a new option to withdraw more from your variable annuity

Your Accumulator® variable annuity and the Guaranteed Minimum Income

Benefit have been important aspects of your retirement plan. You likely purchased the contract so that you would have enough annual income to meet your vision for retirement. But perhaps you are finding that you need larger income payments sooner — to meet living expenses, unexpected medical costs, or to simply live your desired retirement lifestyle. Now you have a choice to increase your income payments going forward.

Please refer to your Accumulator prospectus if you need an explanation of any of your current contract’s product terms, including those discussed in this brochure.

Access more income sooner

AXA Equitable is now providing a new, limited time opportunity to convert your Guaranteed Minimum Income Benefit (GMIB) to a New Guaranteed Withdrawal Benefit for Life (New GWBL). By electing the New GWBL, you can withdraw more income sooner while still keeping a Modified death benefit and a guaranteed lifetime stream of income, rather than retaining the GMIB and Guaranteed Minimum Death Benefit (GMDB), which are valuable features of your contract and can provide you with higher payments later in your life.

Please note that no action is required on your part

You are not required to elect this Conversion Option or take any action under your contract. If you do not accept this Conversion Option, your contract and the guaranteed benefits you previously elected will continue unchanged. The GMIB and GMDB provide valuable benefits and you must carefully consider whether or not to terminate them.

How the Guaranteed Withdrawal Benefit for Life

Conversion Option works

Withdraw higher amounts sooner

If you elect the Conversion Option, you’ll be able to annually withdraw 8% of your New GWBL benefit base as income, compared to the 6% of the GMIB benefit base that you can currently withdraw without reducing the benefit base. If these withdrawals cause your Annuity Account

Value to fall to $0 without an “excess withdrawal,” your contract will annuitize and provide you with annual income payments for life. In exchange for the ability to take larger withdrawals, the annual payments you receive later (after the account value falls to $0) may be lower than those you would have received with the GMIB.

Keep your current benefit base value

Upon conversion, your New GWBL benefit base value will be the same as your GMIB benefit base value and will not be reduced by taking guaranteed annual withdrawals. Your New GWBL benefit base can only decrease if you withdraw more than the guaranteed annual amount. In fact, if you defer taking withdrawals up to age 85, your benefit base will continue to roll-up daily at the same annual roll-up rate that is currently applied to your GMIB benefit base.

Keep a Modified death benefit

The GMDB will be replaced by a “Modified death benefit,” which will have the same value at the time of conversion, but will no longer increase annually. If you have a “Greater of” GMDB, the Modified death benefit will not be reduced by taking guaranteed annual withdrawals, but will be adjusted for withdrawals taken in excess of the guaranteed annual withdrawal amount or starting when you turn 85. If you have a Standard or Annual Ratchet to age 85 death benefit, the Modified death benefit will be adjusted to reflect all withdrawals.

Pay no additional charges

You will pay the same percentage charges for the New GWBL, while your Modified death benefit charges may decrease depending on your contract. If you elect to convert to the New GWBL, we will waive all withdrawal charges for future withdrawals you take from your contract.

Before making a decision

•Review your Accumulator® variable annuity prospectus or contact your financial professional for more details about your current contract and your guaranteed benefits.

•Read about the details of this Conversion Option in the prospectus supplement included with your letter.

•Refer to the Comparison Chart in your letter to see the potential impact of electing this Conversion Option.

•Seek the guidance of financial and tax professionals so you can fully take into account income taxes, your retirement income needs, and your general financial situation.

•Determine how much annual income you will need. You should not elect the Conversion Option if you expect to take excess withdrawals. •Talk to your financial professional or call us directly at 866-638-0550 if you have any questions.

Impact of excess withdrawals

Excess withdrawals occur if you withdraw more than your guaranteed annual withdrawal amount within a contract year. In addition to reducing your account value, excess withdrawals can cause a significant reduction of your benefit base and guaranteed annual withdrawal amount. You should not elect this Conversion Option if you anticipate taking withdrawals above the guaranteed annual amount.

Carefully consider your options

This Conversion Option is designed for those either currently taking withdrawals or considering doing so within the next few years. Keep in mind this option may not be available in the future. Consider whether more income now is more important to you than the GMIB and GMDB, which are valuable features of your contract and can provide you with higher payments later in your life. Once you elect this Conversion Option, you cannot reinstate the GMIB and GMDB. You are not required to elect this Conversion Option. If you do not elect, your contract and guaranteed benefits will remain unchanged.

Reasons to elect		Reasons not to elect
☐	Your need or potential need for higher	☐	The reasons that led you to originally
	withdrawal amounts in the near term		select the GMIB are still applicable.
outweighs your expected need for higher
	guaranteed income payments later in	☐	You have no immediate need for income.
	your life.	☐	Having a death benefit that can still grow
☐	Your personal circumstances may have		remains appealing to you.
	changed, and leaving a potentially higher	☐	The guaranteed annual withdrawal amount
	death benefit amount to your beneficiaries		available with the New GWBL would still not
	is less important now than when you		provide you with enough income, and you
	originally elected the GMDB.		may need to take excess withdrawals above
☐	You prefer to pay a lower annual charge for		that amount.
	a Modified death benefit.	☐	You plan to take withdrawals prior to age
☐	You are concerned you may not be able		59 1/2, as the withdrawals will count as
	to take full advantage of the Guaranteed		income and may be subject to an additional
	Minimum Income Benefit down the road.		10% federal income tax penalty.
Why is AXA Equitable providing this Conversion Option?

We believe that providing this Conversion Option can be mutually beneficial to both AXA Equitable and you or other contract owners who no longer need or want all or some of the guarantees provided by the GMIB and GMDB, and instead would prefer the ability to withdraw higher annual amounts from your contract without reducing your benefit base for as long as your account value remains greater than zero.

Specifically, if you elect this option as discussed in the “What happens if I elect this Conversion

Option?” section of the prospectus supplement, you would benefit because the annual amount of the withdrawal that you can take from your contract without reducing your New GWBL benefit base would be higher than you can currently take without reducing your GMIB benefit base. That higher amount would continue until the earlier of your account value falling to zero or the contract date anniversary after you turn 95.

We would gain a financial benefit because supporting the guarantees associated with the New

GWBL and Modified death benefit features will be less costly to us than the amounts we are currently setting aside to support the guarantees associated with the GMIB and GMDB. Past market conditions and the ongoing low interest rate environment make continuing to provide the

GMIB and GMDB costly to us.

Electing the Conversion Option

If you wish to elect this option, complete and return the attached Election

Form in the envelope we’ve provided, or fax it to 816-701-4960. We must receive your properly completed form by April 7, 2017.

After electing this Conversion Option, you have the choice of:

• Deferring withdrawals and letting your New GWBL benefit base roll-up on a daily basis, or • Starting withdrawals up to the guaranteed annual amount.

Your enrollment in any automatic withdrawal service — except for automatic required minimum distribution service (RMDs) and substantial equal payments (72t/72q) — will be terminated once you elect the Conversion Option.

To begin withdrawing, contact your financial professional or call us at 866-638-0550 to obtain a GMIB Conversion Disbursement Request.

If you do not wish to elect this Conversion Option, you don’t have to do anything at all. Before making a decision, talk with your financial professional to discuss what makes sense for your circumstances.

Behind every guarantee: Strength and stability With a heritage of over 150 years, AXA Equitable stands among the nation’s premier providers of life insurance and annuity products. We have consistently earned high marks from independent sources that rate insurance companies for their financial strength and stability.

Current Financial Strength Ratings of AXA Equitable

Rating Agency

Current Rating

Relative Ranking

Meaning of Category

Date Reviewed

2nd highest

A.M. Best Co.

A+

of 16 4th highest

“Superior”

9/16

Fitch

AA-

of 21 4th highest

“Very strong”

6/16

Moody’s

Aa3

of 21

“Excellent”

9/16

Standard & Poor’s

AA-

4th highest of 21

“Very strong”

10/16

Ratings as of 10/27/2016. Date reviewed indicates the last public statement by the rating agency.

Ratings are subject to change; contact your financial professional/insurance-licensed registered representative for more details, including information on rating scales and individual rating sources. The ratings reflected have no bearing on the performance of the variable investment options. A.M. Best ratings range from A++ to S; AXA Equitable’s A+ rating is 2nd highest of 16 rating levels. Fitch ratings range from AAA to C; AXA Equitable’s AA- rating is 4th highest of 21 rating levels. Moody’s ratings range from Aaa to C; AXA Equitable’s Aa3 rating is 4th highest of 21 rating levels. Standard and Poor’s ratings range from AAA to R; AXA Equitable’s AA- rating is 4th highest of 21 rating levels. Contact your financial professional to review the Conversion Option or call 866-638-0550 if you have any questions.

1290 Avenue of the Americas New York, NY 10104 www.us.axa.com

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY. Variable annuities are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC (members FINRA, SIPC). AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal.

Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Guarantees are based on the claims- paying ability of the AXA Equitable Life Insurance Company.

This document must be preceded or accompanied by the Prospectus and the Prospectus Supplement.

“AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including

AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC. The obligations of AXA Equitable Life Insurance Company are backed solely by its claims-paying ability.

GE-121047 (1/17)

CH

® Express Mail:

Accumulator AXA Equitable Life Insurance Company Retirement Service Solutions 500 Plaza Drive, 6th Floor

GMIB Conversion Secaucus, NJ 07094 AXA Advisors, LLC

Regular Mail:

Disbursement Request AXA Equitable Life Insurance Company AXA Distributors, LLC Retirement Service Solutions

For Assistance Call (800) 789-7771

P.O. Box 1547

Secaucus, NJ 07096-1547

Fax Number:

(816) 701-8040

THIS FORM IS ONLY APPLICABLE FOR THOSE CONTRACTS THAT HAVE ELECTED TO CONVERT FROM THE GMIB RIDER TO THE NEW GWBL RIDER UNDER THE GMIB CONVERSION OPTION. THESE CONTRACTS INCLUDE SERIES 04,06 & 07 CONTRACTS GENERALLY APPLIED FOR ON OR AFTER 10/01/2005.

THIS FORM IS ONLY APPLICABLE AFTER THE GUARANTEED MINIMUM INCOME BENEFIT (GMIB) HAS BEEN CONVERTED TO THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE (GWBL) OPTION ON YOUR CONTRACT.

1. Owner’s Information    (Please print and fill in all information)

Certificate/Contract Number(s) use only spaces needed

Owner’s Name (Last, First, Middle)

Joint Owner Name (Last, First, Middle) (if applicable) Owner’s/Joint Owner’s Daytime Phone Number(s)

Annuitant Name

Address (Street, City, State, Zip Code)

Owner’s Email Address Joint Owner’s Email Address (if applicable)

Financial Professional Name FP Email Address FP Phone Number

GWBL Conversion Cat. No. 157331 (11/16)

Accumulator 04, 06 and 07 AXA Equitable Life Insurance Company e15293

2. How to Receive Your Distribution

PLEASE COMPLETE THIS SECTION. IF YOU DO NOT COMPLETE THIS SECTION, WE WILL DEFAULT TO THE FIRST CLASS MAIL OPTION AND SEND YOU PAPER CHECK TO THE ADDRESS OF RECORD.

PLEASE PROVIDE A VOIDED CHECK FOR THE DIRECT DEPOSIT OPTION. IF YOU DO NOT, WE WILL DEFAULT TO THE FIRST CLASS MAIL OPTION AND SEND YOU PAPER CHECK TO THE ADDRESS OF RECORD.

☐ **Direct Deposit** No Fee – **Please enter your bank account information on lines 1-4 below.** Your bank or financial institution may take up to 2 or more business days to credit the funds to your account.

☐ **First Class Mail** No Fee – Please allow 5-10 business days for delivery of your check.

Please attach a **VOID** check (Not a deposit slip) and complete the information below.

Complete lines 1-4 below if you elected Direct Deposit to either your checking or savings account. If you do not complete this section your request will be delayed. Please read the information under the Direct Deposit Agreement before completing this section. Keep in mind that in order to take advantage of direct deposit, your financial institution MUST be a participating member of the AUTOMATED CLEARING HOUSE (ACH) Association. Please check with your bank to make sure they participate before completing this form.

IF YOU ELECTED DIRECT DEPOSIT YOU MUST COMPLETE THIS SECTION. IF YOU DO NOT COMPLETE THIS SECTION YOUR REQUEST WILL BE DELAYED.

Enter your bank account information on lines 1-4.


1
Your Name
1234 Address Rd.
City, ST 56789
123
Date
Pay to the Order of
$
Dollars
Financial Institution
1234 Anytown Lane
City, ST 56789
2
For
VOID
3
123456789
123 456
7891234567
4
Routing Number
Account Number

(1) ______________________
Name as it appears on bank account

(2) ______________________
Name of Bank / Financial Institution

____
Bank Address

____
Bank - City, State, & Zip Code

(3) ______________________
Bank ABA / Routing # (9 Digits)

(4) ______________________
Account #

Additional Information

- The Owner's name on the contract must be the same as the owner of the bank/financial institution account.
- Your bank or financial institution may take 2 or more business days to deposit the funds into your account.

Direct Deposit Agreement

By my signature in Section 6 I consent and agree to the following:

- By submitting the form with a voided check and signing below I am certifying that the bank routing number and bank account number provided are accurate. I should confirm these with my financial institution prior to submitting the form to ensure that I have the correct information for direct deposit. Incorrect information may misdirect and/or delay receipt of my funds.
- I certify that the above account(s) bears my name, that I am an unrestricted and authorized signor on each account and that the funds are being deposited to a financial institution within the US and will remain in a US bank. The funds will not be credited further into an international bank. I authorize AXA Equitable above to deposit the amount of my withdrawal automatically into my savings or checking account(s).

GWBL Conversion Offer
Accumulator 04, 06 and 07
Page 2 of 5
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2. How to Receive Your Distribution (Cont’d)

Any person who knowingly and with the intent to defraud any insurance company or other person files a statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and may subject such person to criminal and civil penalties.

• I hereby authorize AXA Life Insurance to directly deposit the amount of my withdrawal in the account listed above at the above-name/

financial institution. This authorization will become effective only upon acceptance by AXA Equitable. This agreement will remain in full force and effect until AXA Equitable has received written notification from me of its termination in such time and in such manner as to afford AXA Equitable and my bank or financial institution a reasonable opportunity to act on it.

• In the event that AXA Equitable notifies the financial institution that funds to which I am not entitled have been deposited to my account, in error, I hereby authorize and direct the financial institution to return said funds to AXA Equitable as soon as possible. If the funds erroneously deposited to my account have been drawn from that account so that return of those funds by the bank to AXA

Equitable is not possible, I authorize AXA Equitable to recover those funds by off-setting the amount erroneously paid to me from any future payments from AXA Equitable until the amount of the erroneous deposit has been recovered, in full. It is understood that I will be notified by AXA when this condition occurs.

3. Maximum and Customized Payment Plan Withdrawals

• All withdrawals will be taken pro rata out of the Variable Investment Options (VIOs), the Guaranteed Interest Option (GIO) and

then the Special DCA Account (where applicable).

• Once a withdrawal is taken from your contract, the Roll-up Rate will no longer be applicable on the contract.

• If you take a lump sum withdrawal while either payment plan is in effect, there is a chance that the payment may not be made and the program may be terminated. Please review your prospectus or speak with your Financial Professional for more information.

• Withholding: You must complete Section 5.

• You must select a delivery option in Section 2 or your distribution will be delayed

Automated Withdrawal Programs (choose either A or B)

A. Maximum Payment Plan

• This program pays out the full Guaranteed Annual Withdrawal Amount (GAWA) for contracts with GWBL (after the GMIB

Conversion), as scheduled payments. For monthly or quarterly payments, the amount payable will be divided by 12 or 4 (as applicable).

• Upon electing a new MPP program a lump sum payment will be paid, in the full amount of the GAWA remaining for that contract year. The first payment will be made to the client, once this form is processed in our office, on the date specified below.

• When the full GAWA can be paid in the current contract year, based on the frequency of payments elected, no lump sum payment will be made and the MPP program will begin in the current contract year.

• Scheduled payments, as elected under the MPP program, will begin being paid to the client in the second contract year following election. The first payment under the program will begin on the same date (of the applicable month) as specified below. (NOTE:

If no lump sum payment has occurred, payments will begin in the first contract year of election).

Choose a Frequency: Monthly Quarterly Annually

Start Date: On (month/day/year). May not start later than the 28th day of the month.

The first payment date cannot be more than one full payment mode from the date the enrollment form is received in the Processing Office.

B. Customized Payment Plan

• This program pays out either a fixed percentage or fixed dollar amount, not greater than the full Guaranteed Annual Withdrawal

Amount (GAWA) in scheduled payments. You must make an affirmative election to change the scheduled payment amount.

• Upon electing a new CPP program a lump sum payment will be paid, up to the full amount the GAWA remaining for that contract year. The first payment will be made to the client, once this form is processed in our office, on the date specified below.

• When the full specified amount under the CPP program can be paid in the current contract year, based on the frequency of payments elected, no lump sum payment will be made and the CPP program will begin in the current contract year.

• Scheduled payments, as elected under the CPP program, will begin being paid to the client in the second contract year following election. The first payment under the program will begin on the same date (of the applicable month) as specified below. (NOTE:

If no lump sum payment has occurred, payments will begin in the first contract year of election).

Choose One of the Scheduled Payment Options Below:

1. A Fixed Dollar Amount not to exceed the Annual Withdrawal Amount ($50 minimum) $

2. A Fixed Percentage not to exceed the Applicable Percentage in effect on the contract on the date of enrollment %

GWBL Conversion Offer

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Accumulator 04, 06 and 07

e15293

3. Maximum and Customized Payment Plan Withdrawals (Cont’d)

Choose a Frequency: Monthly Quarterly Annually

Start Date: On (month/day/year). May not start later than the 28th day of the month.

The first payment date cannot be more than one full payment mode from the date the enrollment form is received in the Processing Office.

C. To Re-enroll in a Payment Plan:

Please check one box below and complete the information above if you are enrolling in one of the Payment Plans because your previous enrollment in either the Maximum Payment Plan or Customized Payment Plan was terminated for example, due to a one-time withdrawal.

Your new scheduled payments will not begin until after your next contract anniversary.

Please choose one:

Re-enroll me in the Customized Payment Plan. I understand that my scheduled payments will not resume until after my next contract anniversary.

Re-enroll me in the Maximum Payment Plan. I understand that my scheduled payments will not resume until after my next contract anniversary.

4. Withdrawal Instructions

5. Important Tax Notification & Withholding Election

We will automatically withhold 10% Federal Income Tax from the taxable portion (NQ contracts) or the gross amount (all IRAs) of your withdrawal unless you check option A below.

If this is a Roth IRA, even though your distribution may not be taxable, we are required to withhold Federal Income Tax from the gross amount of distribution, unless you elect out, as shown below. You will be able generally to compute the taxable amount, if any, of your Roth IRA withdrawal on your own tax return. We do not have to withhold if the distribution is clearly tax-free (for example, you have held this Roth IRA for more than 5 years and you are older than age 591/2).

Some states require us to withhold state income tax if Federal Income Tax is withheld.

Please consult your tax advisor for rules that apply to you. If you are a US citizen/legal resident and the check is sent abroad, we must withhold tax.

If you are not a US citizen/legal resident we require additional information. In addition to this form, please send us a letter requesting this withdrawal, indicating your current residence and citizenship status, along with an IRS Form W-8BEN. We will withhold 30% tax unless your Form W-8BEN properly indicates to us that we may withhold at a different rate.

Please consult your tax advisor for rules that apply to you.

Withholding Election:

A. I do NOT want Federal Income Taxes (and state income tax, if applicable) withheld from my withdrawal. I have provided my U.S. residence address and correct Taxpayer Identification Number below. I have provided the correct Social Security Number for an individual or Employer Identification Number for a non-natural owner. I understand that I am responsible for the payment of estimated taxes, and that I may incur penalties if my payments are not enough. Under penalty of perjury, I certify that the following Taxpayer Identification Number is correct:

Social Security No. / EIN / Other

B. I WANT to have 10% Federal Income Tax withheld from the taxable amount of my withdrawal or surrender (you may also designate an additional percentage below).

C. I want an additional percentage of federal income tax withheld from my withdrawal or surrender: % + 10% = %.

GWBL Conversion Offer

Accumulator 04, 06 and 07

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6. Signatures

Please consult your prospectus and prospectus supplement for restrictions, minimum or maximum limitations, fees and other applicable information relating to your request.

All transactions will be processed effective with the business date this form is received (if all required information is provided) in the processing office. Note: The business day generally ends at 4 PM Eastern Time.

If we do not have an original signature on file, we will require a signature guarantee in order to process this transaction.

All contract owners must sign and date this form.

Whether you are mailing or faxing this request in, you can call customer service at (800) 789-7771 to confirm whether we have your original signature on file.

Direct Deposit: By my signature below I agree to the statements in the Direct Deposit Agreement in Section 2.

I (We) hereby certify the following: (I) no bankruptcy proceeding, attachment, or other lien or claim is now pending against the owner(s), (II) the Taxpayer Identification Number(s) (Social Security Number(s) or Employer Identification Number(s), as applicable) on this form is correct, and (III) the owner(s) and annuitant are U.S. citizens, or are U.S. non-citizens who are legal residents or “resident aliens.” (IV) If (III) is not true, I/we have provided appropriate documentation as to citizenship and residence.

Any person who knowingly and with the intent to defraud any insurance company or other person files a statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and may subject such person to criminal and civil penalties.

X

Owner (If owned by an entity, show title)

Date

X

Joint Owner (if applicable)

Date

X

Custodial Owner

Date

X

Assignees (if any) or Authorized Representative (include title)

Date

GWBL Conversion Offer

Accumulator 04, 06 and 07

Cat. No. 157331 (11/16)

e15293

February 2, 2017                Option: Withdraw more from your variable annuity now without reducing your benefits.1

[Mr. John Doe]

[123 Main Street] This option expires April 7, 2017

[Apt. 1] Contract Number: [xxxxxxxxxx] [Anytown], [NY] [12345]

Dear [Mr. John Doe],

When you planned for retirement and purchased your Accumulator® variable annuity contract, you recognized the benefit of guaranteed lifetime income. Perhaps you still want to keep that guaranteed income for life, but would prefer to make larger income withdrawals sooner to meet living expenses, unexpected medical costs, or to simply live your desired retirement lifestyle.

Now, you’ll have that option with our new, limited-time opportunity to convert your Guaranteed Minimum Income Benefit (GMIB) to a Guaranteed Withdrawal Benefit for Life (New GWBL). Electing this option allows you to withdraw more income in the near term, maintain a lifetime stream of future income, and preserve a Modified death benefit. If you elect, you can withdraw 8% of your new GWBL benefit base each year, compared to 6% under your GMIB.2 Your benefit base value will stay the same. Your Guaranteed Minimum Death Benefit (GMDB) will be replaced by a “Modified death benefit,” which will have the same value, but will not increase. Your charges will stay the same, although the charge for the Modified death benefit may be lower, depending on your contract. Please keep in mind that this option may not be available in the future. Consider whether receiving more income now is more important to you than your GMIB and GMDB, which are valuable features of your contract and can mean obtaining higher payments later. If you elect this Conversion Option, your GMIB and GMDB will be terminated and cannot be reinstated in the future. If you decide not to elect this Conversion Option, your contract and guaranteed benefits will remain unchanged. Please review the enclosed prospectus supplement and brochure carefully to evaluate this Conversion Option. We also encourage you to seek the guidance of financial and tax professionals.

If you wish to elect this Conversion Option, complete and return the attached Election Form in the envelope we’ve provided, or fax it to 816-701-4960. We must receive your properly completed form by [April 7, 2017]. If you do not wish to elect the Conversion Option, you don’t have to do anything at all, and your contract will remain unchanged.

Please note that you are not required to elect this Conversion Option or take any action under your contract. If you do not elect this Conversion Option, your contract and the guaranteed benefits you previously elected will continue unchanged. The GMIB and GMDB provide valuable benefits and you must carefully consider whether or not to terminate them.

To discuss this option further, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at

[PHONE #] or call us directly at 866-638-0550. Sincerely, Todd Solash

Managing Director

AXA Equitable, Retirement Savings

1 The guaranteed annual withdrawal amount will increase. The benefit base will stay the same.

2 The new guaranteed annual withdrawal amount will apply until the earlier of your account value falling to zero or the contract date anniversary after you turn 95.

GMIB/GWBL 2016 A 1 AXA Equitable Life Insurance Company Retirement Service Solution 500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY. Variable annuities are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC, (members FINRA, SPIC). AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Guarantees are based on the claims paying ability of the AXA Equitable Life Insurance Company.

This document must be preceded or accompanied by the Prospectus, Prospectus Supplement and Offer Brochure. “AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC. The obligations of AXA Equitable Life Insurance Company are backed solely by their claims-paying ability.

GE- 121491 (12/16) (Exp. 12/18)

Summary Comparison

All figures are as of December 21, 2016 unless otherwise indicated	KEEP: YOUR GMIB + GMDB	CONVERT TO: New GWBL + Modified DB
Optional Benefits	6% GMIB Greater of 6% GMDB	8% New GWBL Modified Death Benefit
Annual Withdrawal Amount Available[3] Withdraw up to this amount annually, as long as your Annuity Account Value is greater than zero. Annual withdrawals up to this amount will preserve the GMIB or New GWBL Benefit Base.	**[$AMT]**	**[$AMT]**
Estimated Annual Lifetime Payment[3,4] Your estimated annual income if your Annuity Account Value goes to zero on the date shown. The amount shown is a Single Life only payment. Other lifetime payments options may be available. Refer to the product prospectus for details.	**[$AMT]** **On [DATE]**	**[$AMT]** **On [DATE]**
Estimated Total Lifetime Income Received (Up to age 85[1]) The total estimated income you will receive by your 85th birthday. This is a combination of Annual Withdrawal Amount Available and Annual Lifetime Payment, as shown above.	[$AMT]	[$AMT]
Annuity Account Value	[$AMT]	[$AMT]
Withdrawal Charge	[$AMT]	Waived
GMIB Benefit Base	[$AMT]	N/A
New GWBL Benefit Base	N/A	[$AMT]
Death Benefit Base	[$AMT]	[$AMT][2]
Earnings Enhancement Benefit	[$AMT]	[$AMT]
Living Benefit Annual Charge	[0.XX%]	[0.XX%]
Death Benefit Annual Charge	[0.XX%]	[0.XX%][3]

[1] Lifetime income and death benefit calculations assume a 5% annual return and may vary based on market performance. **Please see the enclosed prospectus supplement for a scenario which uses 0% assumed rate of return.**
[2] The Death Benefit benefit base value no longer increases.
[3] As of the next contract anniversary.
[4] For the GMIB, this assumes the no lapse guarantee on your contract is in effect.

Impact of excess withdrawals

Excess withdrawals occur if you withdraw more than your guaranteed annual withdrawal amount within a contract year. In addition to reducing your account value, excess withdrawals can cause a significant reduction of your benefit base and guaranteed annual withdrawal amount. You should not elect this Conversion Option if you anticipate taking withdrawals above the guaranteed annual amount.

Please refer to your Accumulator prospectus if you need an explanation of any of your current contract's product terms, including those discussed in this letter.

To Elect the Conversion Option

To elect the Conversion Option, detach the form on the right, complete it, and return it in the enclosed envelope or fax it to **816-701-4960**.

[Mr. John Doe] Contract Number [#########] ? Yes, I received advice from the financial professional named on my Account Statement. This form must be received by April 7, 2017

Complete this form and return via the prepaid envelope or fax to 816-701-4960. ? I hereby elect the option to convert my GMIB to the New GWBL and my GMDB to a “Modified death benefit”. By signing below I acknowledge and understand: • The benefit base for my new Modified death benefit will be equal to the benefit base for my current GMDB, but will no longer increase. • The percentage charge I will pay for the New GWBL is the same as the percentage charge I currently pay for the GMIB. My death benefit charges may change depending on the type of GMDB I currently have. • Withdrawing more than the guaranteed annual withdrawal amount under the New GWBL will reduce the GWBL benefit base and the amount that I can withdraw in future years. • I cannot revoke my election of this option once my election is processed. • My election of this Conversion Option will take effect when you receive this completed form in good order. If you receive my Election Form on a non-business day, or on my Contract Date Anniversary, my election will be processed on the next available business day.• I have received and read the prospectus supplement for this Conversion Option in full. Primary Contract Owner/Authorized Signer Date Joint Contract Owner/Authorized Signer Date

Letter copy – to contract holders

Final Notice: Deadline Approaching

We must receive your acceptance by [April 7, 2017]

Contract Number: [########]

Option: Withdraw more from your variable annuity now without reducing your benefits.1

Dear [Contract Holder],

A few weeks ago, you received our letter introducing a new option to convert your Accumulator® variable annuity contract’s Guaranteed Minimum Income Benefit (GMIB) to a Guaranteed Withdrawal

Benefit for Life (GWBL). Electing this option would allow you to withdraw more income in the near term, maintain a lifetime stream of future income, and preserve a Modified death benefit. We’re reaching out to let you know that this Conversion Option expires on [April 7, 2017].

If you elect, you can withdraw 8% of your new GWBL benefit base each year, compared to 6%

2

under your GMIB. Your benefit base value will stay the same. Your Guaranteed Minimum Death Benefit (GMDB) will be replaced by a Modified death benefit, which will have the same value, but will no longer increase. Your charges will stay the same, although the charge for the Modified death benefit may be lower, depending on your contract.

Please keep in mind that this option may not be available in the future. Consider whether receiving more income now is more important to you than keeping your GMIB and GMDB, which are valuable features of your contract and can mean obtaining higher payments later. If you elect this Conversion Option, your GMIB and GMDB will be terminated and cannot be reinstated in the future. If you decide not to elect this conversion option, your contract and guaranteed benefits will remain unchanged. Please review the enclosed prospectus supplement carefully to evaluate this Conversion

Option. We also encourage you to seek the guidance of financial and tax professionals.

If you wish to elect this Conversion Option, complete and return the attached Election Form in the envelope we’ve provided, or fax it to 816-701-4960. We must receive your properly completed form by [April 7, 2017]. If you do not wish to elect the Conversion Option, you don’t have to do anything at all, and your contract will remain unchanged.

To discuss this option further, contact your financial professional, [AGENT NAME], [FIRM], [at

AGENT PHONE NUMBER,] or call us directly at 866-638-0550.

Sincerely, [Signature] Todd Solash

Managing Director AXA Equitable, Retirement Savings

1 The guaranteed annual withdrawal amount will increase. The benefit base will stay the same.

2 The new guaranteed annual withdrawal amount will apply until the earlier of your account value falling to zero or the contract date anniversary after you turn 95.

Summary Comparison

All figures are as of December xx, 2016 unless otherwise indicated	KEEP: YOUR GMIB + GMDB	CONVERT TO: New GWBL + Modified DB
Optional Benefits	[6%] GMIB Greater of [6%] GMDB	[8%] New GWBL Modified Death Benefit
Annual Withdrawal Amount Available[3] Withdraw up to this amount annually, as long as your Annuity Account Value is greater than zero. This withdrawal amount will not reduce GMIB or New GWBL Benefit Base.	$9,600	$12,800
Annual Lifetime Payment[3] Your estimated annual income if your Annuity Account Value goes to zero on the date shown. The amount shown is a Single Life only payment. Other lifetime payments options may be available. Refer to the product prospectus for details.	$11,090 On [Insert date]	$8,000 On [Insert date]
Total Lifetime Income Received *(Up to age 85[1])* The total estimated income you will receive by your 85th birthday. This is a combination of Annual Withdrawal Amount Available and Annual Lifetime Payment.	[$AMT]	[$AMT]
Annuity Account Value	$100,000	$100,000
Withdrawal Charge	$1,000	Waived
GMIB Benefit Base	$160,000	N/A
New GWBL Benefit Base	N/A	[$AMT]
Death Benefit Base	$160,000	[$AMT][2]
Earnings Enhancement Benefit	[$AMT]	[$AMT]
Living Benefit Annual Charge	[0.80%]	[0.80%]
Death Benefit Annual Charge	[0.80%]	[0.55%][3]

[1] Lifetime income and death benefit calculations assume a 5% annual return and may vary based on market performance.

[2] GMDB values no longer increases.

[3] As of the next contract anniversary.

Election Form
[Mr. John Doe]
Contract Number [#########]
This form must be received by April 7, 2017
I hereby elect the option to convert my GM IB	to the New GW BL and my GM DB to a “Modified death
benefit”. By signing below I acknowledge and understand:
• The benefit base for my new modified death benefit will be equal to the benefit base for my current
GMDB, but will no longer increase.
• The percentage charge I will pay for the New GWBL is the same as the percentage charge I currently pay for the GMIB. My death benefit charges may change depending on the type of GMDB I currently have.
• Withdrawing more than the guaranteed annual withdrawal amount under the New GWBL will reduce the GWBL benefit base and the amount that I can withdraw in future years.
• I cannot revoke my election of this option once my election is processed.
• My election of this conversion option will take effect when you receive this completed order. If you receive my election form on a non-business day, or on my Contract Date
Anniversary, my election will be processed on the next available business day.
• I have received and read the prospectus supplement for this conversion option in full.
Primary Contract Owner/Authorized Signer	Date
Joint Contract Owner/Authorized Signer	Date
Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors,

LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.